

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

Via E-mail
Robert A. Riecker
Seritage Growth Properties
c/o Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

> **Re: Seritage Growth Properties**
> **Amendments No. 1 and No. 2 to Registration Statement on Form S-11**
> **Filed May 1, 2015 and May 11, 2015**
> **File No. 333-203163**

Dear Mr. Riecker:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 21, 2015 letter.

General

1. We note your responses to our comments 17, 19, 20 and 28 from our January 16, 2015 letter. Please note that we continue to monitor your filing for compliance with these comments.

2. We note your response to our comment 20 from our January 16, 2015 letter. We note similar terms in the JV Master Leases. Specifically, you disclose that Sears Holdings has certain rights to terminate the lease and you disclose that the GGP JV, the Simon JV and the Macerich JV have the ability to recapture space. Please tell us and revise your filing to disclose how these joint ventures considered the termination rights and recapture rights in their determination of the lease term. Within your response, please reference the authoritative accounting literature management relied upon.

Prospectus Summary

The Transaction, page 2

3. Please revise your filing to disclose, if true, that you believe the Class B shares and related Operating Partnership units to be held by the 10% stockholders will not impact your ability to qualify as a REIT. Please include this disclosure within the Unaudited Pro Forma Consolidated Financial Data as well as within your Application of Critical Accounting Policies and Estimates discussion on page 75. Additionally, please tell us how you determined this structure does not impact your ability to qualify as a REIT.

Summary Pro Forma Financial Data, page 27

4. Please revise the line item description for "Real Estate Assets to be acquired by Seritage Growth Properties" to clarify that this line represents Sears Holdings' historical basis.

5. With respect to the line item for "Real Estate Assets to be acquired by Seritage Growth Properties," please revise to disaggregate the 31 properties to be accounted for within the JV Interests from the 243 Acquired Properties. Additionally, please clarify in your filing that the amount related to the 31 properties is based on the Sears Holdings' historical cost basis in 100% of these 31 properties, as opposed to the 50% interest you will acquire of the JV Interests.

Unaudited Pro Forma Consolidated Financial Data, page 64

6. Please revise your filing to disclose the inflows and outflows of your cash and cash equivalents line item. This disclosure should include, but not necessarily be limited to, the amounts to be paid to acquire the properties, amounts to be paid to acquire the JV interests, amounts to be received from the offering, amounts to be received from any private placements and any debt proceeds.

Unaudited Pro Forma Consolidated Balance Sheet, page 65

7. Please label your Noncontrolling Interest in Operating Partnership as redeemable. Additionally, please make similar changes to other parts of your document.

8. Please revise to disaggregate shareholders' equity by class A and class B common shares. This comment also applies to your capitalization table on page 63.

9. Please clarify for us and in your filing if your earnings per share calculation includes both class A and class B common shares. Additionally, please tell us your basis in U.S. GAAP for either including or excluding class B common shares.

Notes to Unaudited Pro Forma Consolidated Financial Information, page 68

10. We note your adjustment (e) and your disclosure elsewhere in the filing that GGP and

Simon can purchase <u>up to</u> $66.6 million. Please clarify if they are obligated to purchase any amount of your shares. To the extent they are not obligated to purchase the entire $66.6 million, please tell us how you determined it was appropriate to include the entire $66.6 million of the Seritage Private Placements within your pro forma financial information.   This comment also applies to your capitalization table on page 63.

11. We note your adjustment (f). In light of your revision to your filing to account for the acquisition of the Acquired Properties and the JV Interests at fair value, please tell us how you determined this adjustment is still appropriate.

12. We note your adjustment (g). Please revise to disclose the percentage of Operating Partnership units that will be held by entities other than the registrant. Additionally, to the extent this percentage exceeds 50%, please (1) tell us how you determined it is appropriate for the registrant to consolidate the Operating Partnership; and (2) revise your filing to discuss your consolidation policy within your Application of Critical Accounting Policies and Estimates discussion on page 75.

13. We note your adjustment (h). Please tell us and revise your filing to disclose if you consider fixed rate below market renewal periods in your calculation of below-market lease intangibles.

14. We note your adjustment (h). Please revise your filing to indicate, if true, that the above and below market lease intangibles are accreted to rental income or lease expense, as opposed to depreciation or amortization.

15. We note your adjustment (dd). Please tell us how you determined that the amortization expense for below-market ground leases should be reflected as depreciation and amortization expense, as opposed to property operating expenses.

16. We note your adjustment (ii). Please revise to clarify how you determined the amount of rental income and expenses to be recorded by the JVs and your portion of the income.

Liquidity and Capital Resources, page 74

17. Please revise your filing to disclose that despite your ability to elect to issue common shares for redeemed Operating Partnership units, you may be required to pay cash in order to maintain your REIT status.

Description of Partnership Agreement of Operating Partnership, page 135

18. We note your disclosure on page 138 that ESL will be permitted to have its Operating Partnership units automatically convert into Seritage Growth common shares that may be disposed of in an underwritten offering. If the Operating Partnership units are convertible within one year from the date of sale, we would view the sale of the partnership units to include a sale of the underlying common shares. It would not be appropriate to later register the sale of the underlying common shares as a primary offering because the

investment decision regarding the common shares would be deemed to have been made at the time the partnership units were issued. In addition, the issuance of common stock in a registered primary offering upon exercise of the redemption right before the one-year holding period would be stepped together with the issuance of the limited partnership units and may deemed a roll-up transaction. Please tell us if the underwritten offering will be limited to a resale and your analysis of the application exemption under the roll-up rules. See Item 901(c)(2) of Regulation S-K.

Combined Statement of Investments of Real Estate Assets to be Acquired by Seritage Growth Properties, page F-3

19. We note your response to comment 3 and your revision to your filing. Please revise to provide a separate Statement of Investments for the 31 properties to be accounted for within the JV Interests.

Schedule III – Real Estate and Accumulated Depreciation, page F-11

20. Please revise to disclose the 31 properties to be accounted for within the JV Interests separate from the 243 Acquired Properties.

21. We note certain properties within your schedule III have zero or very small amounts in the Total column. Please revise your filing to disclose why these properties have a zero or minimal historical cost basis.

Exhibit 8.1 - Draft Tax Opinion

22. As currently drafted, the tax opinion refers to the transaction as involving 254 real estate properties, which is not the same number of real estate properties referenced in the registration statement. Please have counsel revise or advise.

You may contact Jennifer Monick, Staff Accountant, at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Sebastian L Fain